Exhibit 99.1

Sun Life announces offering of Subordinated Unsecured Debentures

Not for distribution to U.S. newswire services or for dissemination in the United States.

TORONTO, ON – (August 8, 2022) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the “Company”) announced today that it intends to issue in Canada $650 million principal amount of Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034 (the “Debentures”). The offering is expected to close on August 10, 2022. The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 19, 2021, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Capital Markets, BMO Capital Markets and TD Securities, as co-leads. The proceeds from this offering are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the closing and use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as “intends”, “expects”, “will” and similar expressions. The forward-looking statements in this news release are stated as at August 8, 2022, represent the Company’s current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company’s management’s discussion and analysis for the year ended December 31, 2021 under the heading “Forward-looking Statements”, in the risk factors set out in the Company’s annual information form for the year ended December 31, 2021 under the heading “Risk Factors” and in the Company’s interim management’s discussion and analysis for the quarter ended June 30, 2022 under the heading “Risk Management”, in the other factors detailed in the Company’s annual and interim financial statements and in the Company’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of $1.26 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:

Rajani Kamath	Yaniv Bitton
Associate Vice-President Corporate Communications	Vice-President, Head of Investor Relations & Capital Markets
T. 647-515-7514	T. 416-979-6496
rajani.kamath@sunlife.com	yaniv.bitton@sunlife.com